

January 28, 2015

Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

> **Re:** **Fantex, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 16, 2015**
> **File No. 333-198986**

Dear Mr. French:

We have reviewed your response to our letter dated January 7, 2015 and have the following additional comments.

Management's Discussion and Analysis, page 105

Nine Months Ended September 30, 2013 and 2014 (unaudited), page 107

1. We note from your discussion on page 107 of MD&A that during the nine months ended September 30, 2014, you reduced your estimated acquired brand income from endorsement contracts associated with your brand contract with Vernon Davis by $124,364. Please explain why this amount does not agree to unrealized losses associated with Vernon Davis's endorsement income as disclosed in the table on page 120. Please advise or revise as appropriate.

Michael Brockers Brand Contract, at Estimated Fair Value, page 125

2. Within the table on page 126, we note that the Category A amount of $2,944,092 related to Michael Brockers' current NFL contract does not correspond to the amount within the table on page 160 of $2,648,000 which is shown as available brand income under the NFL player contract. Specifically, it appears the amount included in the table on page 126 includes contract amounts which may not represent "available brand income" under his NFL player contract. Please explain the reasons for this discrepancy between amounts and revise the table as necessary. In addition, please tell us how this change in the brand income under Michael Brockers' current NFL contract impacts your calculation of the estimated fair value of the brand contract.

Underwriting (Conflicts of Interest), page 199

3. We note your response to prior comment 2. Please provide us a more detailed analysis explaining why Axiom and each of the other referral agents are not statutory underwriters within the meaning of Section 2(a)(11) of the Securities Act. In your response, please refer to Securities Act Rule 141(c) as it relates to the definition of the term "usual and customary distributors' or sellers' commission" in Section 2(a)(11) of the Securities Act.

You may contact Kristin Shifflett at (202) 551-3381 or Linda Cvrkel at (202) 551-3811 if you have questions regarding comments on the financial statements and related matters. Please contact Loan Lauren P. Nguyen, Special Counsel, at (202) 551-3642, or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Patrick A. Pohlen, Esq.
    Latham & Watkins LLP